SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the months of February, 1999


                      Bonso Electronics International Inc.
                  ---------------------------------------------
                 (Translation of Registrant's name into English)


    Flat A-D, 8th Floor, Universal Industrial Centre, 23-25 Shan Mei Street,
                         Fo Tan, Shatin, N.T., Hong Kong
    -------------------------------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

           Form 20-F ___X__                            Form 40-F ______

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

           Yes _____                                   No ___X__

                  BONSO ELECTRONICS INTERNATIONAL, INC. REPORTS
                         THIRD QUARTER FINANCIAL RESULTS



HONG  KONG  -  (BUSINESS   WIRE)  -  February  15,  1999  -  Bonso   Electronics
International, Inc. (NASDAQ/NMS:BNSOF; BNSWF) today reported results for the third quarter, ended December 31, 1998.

The Company announced that net sales for the nine month period ended December 31, 1998 were $9.7 million, a decrease of 48% compared to sales of $18.8 million for the nine month period ended December 31, 1997. For the three month period ended December 31, 1998, net sales were $2.8 million, a decrease of 66.6%, compared to sales of $8.3 million for the comparable period in 1997.

Operating income was $373,000 for the current nine month period, a decrease of 73.2% compared to $1,394,000 for the corresponding period last year. For the three month period ended December 31, 1998, operating income was $111,000, a decrease of 75.6%, compared to $454,000 for the comparable period in 1997. Net income for the nine month period ended December 31, 1998 was $112,000, a decrease of 91.6% compared to $1,326,000 for the corresponding period in 1997. For the current three month period, net income was $2,000, a decrease of 99.6% compared to $470,000 for the comparable period last year. Per share earnings were $0.0369, a decrease of 92.1% compared to earnings per share of $0.466 in the nine month period ended December 31, 1998. For the three month period ended December 31, 1998, earnings per share were $0.0007 per share, a decrease of 99.6% compared to $0.165 per share for the comparable period in 1997.

Anthony So, Chairman and CEO of Bonso, stated, "Although this quarter reflects less than satisfactory performance, our management team couldn't be more positive about Bonso's future outlook. Following our anticipated decline in sales due to reduced orders from two major customers, we have been actively negotiating with many new prospective clients for diversified contract manufacturing services. New orders from a well known United States scale dealer has been received and the first shipment is scheduled for mid-March, 1999. Also, we are close to finalizing contract negotiations with a customer in Germany for shipment commencing in late Fall. Management expects that this contract, if finalized, will result in significant sales."

Continuing, So added, "We are optimistic that we will be able to secure additional new contracts for both our old and new product lines, including our new glass body scales, kitchen scales and parcel scales in which our new four load cells technology is incorporated. We understand that our customer base must be broadly diversified so that we can avoid taking significant hits to revenue and earnings in the event that a client reduces order flow or terminates our relationship altogether. Bonso's goal is to be a resource for literally dozens of major OEM producers who will come to rely on Bonso's state-of-the-art and cost-efficient manufacturing abilities. Besides, we are introducing
"just-in-time" manufacturing, total quality management and performance management systems to increase our manufacturing efficiencies and to minimize production costs. We are confident that our sales will increase from present levels during the coming fiscal year."

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales and weighing instruments and electronic consumer and health care products. The Company manufactures all of its products in the People's Republic of China. The Company's scales include bathroom, kitchen, office, jewelry, laboratory, pocket, postal, industrial parcel and mechanical scales that are used in consumer, commercial and industrial applications. The Company's electronic consumer and health care products include joysticks, thermometers and blood pressure monitors. Headquartered in Hong Kong, Bonso Electronics markets its products to customers primarily in North America and Europe.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements which are not historical facts contained in this press release are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the Company's filings with the Securities and Exchange Commission.

- CHARTS TO FOLLOW -

                      BONSO ELECTRONICS INTERNATIONAL, INC.
                           CONSOLIDATED BALANCE SHEET
                         (In Thousands of U.S. Dollars)
                                    Unaudited


                                                         December 31   March 31
                                                            1998        1998
                                                         --------      --------
ASSETS
Current Assets:
   Cash and cash equivalents                             $    190      $    448
   Restricted cash deposits                                   914           952
   Receivables, deposits and prepayment                       947         1,707
   Deferred income tax assets - current                      --              35
   Inventories                                              4,834         5,967
                                                         --------      --------
   TOTAL CURRENT ASSETS                                  $  6,885      $  9,109

   Deferred income tax assets - non current                  --              38
   Deposits 279                                               448
   Property, plant & equipment (net)                       11,143        11,052
                                                         --------      --------
   TOTAL ASSETS                                          $ 18,307      $ 20,647
                                                         ========      ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
   Bank overdrafts                                          1,013           601
   Notes payable                                              682         2,260
   Accounts payable, accrued charges
    and deposits                                            1,058         2,043
   Income taxes payable                                        22            30
   Short term bank loans                                      410           339
   Current portion of long-term debt
      and capital lease obligations                           309           652
                                                          -------        ------
    TOTAL CURRENT LIABILITIES                               3,494         5,925

Long term debt and capital lease                               82           243

Minority interests                                           --            --

Shareholders' Equity:
   Common stock par value $0.003 per share
     authorized 23,222,224; shares issued
     and outstanding 2,893,562 shares                           8             8
   Additional paid in capital                               8,837         8,725
   Promissory note receivable from shareholder             (1,350)       (1,350)
   Common stock subscribed                                  1,350         1,350
   Retained earnings                                        5,624         5,512
   Cumulative translation adjustments                         262           234
   Shareholders' equity                                    14,731        14,479
                                                           ------        ------
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY                   18,307        20,647
                                                           ======        ======

                                           BONSO ELECTRONICS INTERNATIONAL, INC.
                                              CONSOLIDATED INCOME STATEMENT
                                             (In Thousands of U.S. Dollars)
                                                        Unaudited



                                                    Three months ended                   Nine months ended
                                                        December 31,                          December 31,
                                                1998                 1997                1998               1997
                                                ----                 ----                ----               ----
Sales                                       $     2,777         $     8,318         $     9,723         $    18,789
Cost of Sales                                    (1,837)             (6,487)             (6,904)            (14,164)
Gross Profits                                       940               1,831               2,819               4,625
Operating Expenses                                  829               1,377               2,446               3,231
  Selling, salaries, research and
  development, administrative and
  general
Income from Operations                              111                 454                 373               1,394
Other income                                         22                 164                  82                 327
Foreign exchange gains  (losses)                    (14)                 (1)                 23                   5
Interest expenses                                  (117)               (147)               (366)               (400)
Income before income taxes                           (2)                470                 112               1,326
Minority interests                                    0                   0                   0                   0
Net income                                            2                 470                 112               1,326
Per share amounts (in dollars):
  Earnings per share
   Basic                                    $    0.0007         $    0.1652         $    0.0369         $    0.4660
   Diluted                                       0.0006              0.1556              0.0320              0.4390
Weighted average shares outstanding           3,034,439           2,845,318           3,034,439           2,845,318
Incremental shares from assumed
exercise of:
   Warrants                                     177,727                --               177,727                --
   Stock Options                                284,003             174,947             284,003             174,947
Dilutive potential common shares                461,730             174,947             461,730             174,947
Adjusted weighted average shares              3,496,169           3,020,265           3,496,169           3,020,265


For more information, please contact:
Continental Capital & Equity Corporation
Investor/Broker Relations: Patrick Shane, lazlo@insidewallstreet.com Media Relations: Susan Conner, susan@insidewallstreet.com
407-682-2001

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            BONSO ELECTRONICS INTERNATIONAL INC.
                                                       (Registrant)



Date: March 10, 1999                        By: /s/ Henry F. Schlueter
      --------------                            -------------------------------
                                                Henry F. Schlueter,
                                                Assistant Secretary